Shareholder Meeting Results (unaudited)

The Annual Meeting of Shareholders of Tax-Free Trust of Oregon (the "Trust") was held on April 13, 2011. The holders of shares representing 88% of the total net asset value of the shares entitled to vote were present in person or by proxy. At the meeting, the following matters were voted upon and approved by the shareholders (the resulting votes for are presented below).

1. To elect Trustees

				Dollar Amount of Votes:

		Trustee			For		Withheld

		Gary C. Cornia		$400,936,157	$5,820,252
		James A. Gardner	$400,005,640	$6,750,769
		Diana P. Herrmann	$401,335,281	$5,421,128
		Edmund P. Jensen	$401,606,396	$5,150,013
		John W. Mitchell	$401,665,344	$5,091,075
		Ralph R. Shaw		$400,120,724	$6,635,695
		Nancy Wilgenbusch	$401,415,085	$5,341,334

2. To ratify the selection of Tait, Weller & Baker LLP as the Trust's independent registered public accounting firm.


				Dollar Amount of Votes:

		For			Against		Abstain

		$392,005,737		$5,655,732	$9,094,940